UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1. Name and Address of Reporting Person
   Marriner, William L.
   1685 38th Street
   Boulder, CO  80301
   USA

2. Issuer Name and Ticker or Trading Symbol
   Exabyte Corporation
   EXBT

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   11/28/2001

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other
   (specify below)
   Chairman, Chief Executive Officer, President

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

<TABLE>
<CAPTION>

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

| 1. Title of Security | 2. Transaction | | 3. | 4. Securities Acquired (A) or Disposed of (D) | | | 5. Amount of Securities Beneficially Owned at End of Month | 6. Direct (D) or Indirect (I) | 7. Nature of Indirect Beneficial Ownership |
|---|---|---|---|---|---|---|---|---|---|
| | Date | Code | V | Amount | A/D | Price | | | |
| <S> | <C> | <C> | <C><C> | | <C> | <C> | <C> | <C> | <C> |
| Common | 06/29/2001 | J | V | 1,000 | A | $0.8610 | 84,915 | D | |
| Common | 11/14/2001 | P | | 5,300 | A | $1.0368 | 90,215 | D | |

<CAPTION>

Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned

| 1.Title of Derivative Security | 2.Conversion or Exercise Price of Derivative Security | 3. Date | 4. Transaction Code | V | 5.Number of Derivative Securities Acquired(A) or Disposed of(D) Amount | A/D | 6.Date Exercisable and Expiration Date(Month/Day/Year) Exercisable | Expiration Date | 7.Title and Amount of Underlying Securities Title and Number of Shares | 8.Price of Derivative Security | 9.Number of Derivative Securities Beneficially Owned at End of Month | 10. Direct(D) or Indirect(I) | 11.Nature of Indirect Beneficial Ownership |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| <S> | <C> | <C> | <C> | <C> | <C> | <C> | <C> | <C> | <C> | <C> | <C> | <C> | <C> |
| Right to Buy (Stock Options) | $0.6500 | 11/9/2001 | J | | 300,000 | A | See Note | 11/9/2011 | Common | 300,000 | 300,000 | D | |

</TABLE>

Explanation of Responses:

NOTE:  Stock Option vests as to 2% per month over 50 months.


SIGNATURE OF REPORTING PERSON

/s/  William L. Marriner
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DATE

November 28, 2001
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